Exhibit 8.1

Subsidiaries of Can-FiteBioPharma Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of March 29, 2016.

Jurisdiction of
Name of Subsidiary	Incorporation

OphthaliX Inc.	Delaware

Eye-Fite Limited (wholly owned subsidiary of OphthaliX Inc.)	Israel

Ultratrend Limited	England and Wales